

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02017708

NO ACT
P.E 12-20-01
1-65057

February 8, 2002

Karen E. Gowland
Vice President, Associate General Counsel,
And Corporate Secretary
Legal Department
Boise Cascade Corporation
1111 W. Jefferson Street
P.O. Box 50
Boise, ID 83728-0001

Act 1934
Section
Rule 14A-8
Public Availability 2/8/2002

Re: Boise Cascade Corporation
Incoming letter dated December 20, 2001

Dear Ms. Gowland:

This is in response to your letter dated December 20, 2001 concerning the shareholder proposal submitted to Boise Cascade by Marcia C. Peters. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn
Associate Director (Legal)

cc: Marcia C. Peters
c/o Trillium Asset Management
Simon Billenness
Senior Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809



Boise Cascade Corporation

Legal Department
1111 W. Jefferson Street
P.O. Box 50
Boise, Idaho 83728-0001
208/384-7732
Fax: 208/384-6566
Karen_Gowland@bc.com

Karen Gowland
Vice President,
Associate General Counsel,
and Corporate Secretary

December 20, 2001

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Subject: Securities and Exchange Act of 1934; Shareholder proposal of Trillium Asset Management Corporation

Dear Ladies and Gentlemen:

This letter is to inform you that Boise Cascade Corporation ("Boise Cascade") intends to exclude from its proxy statement and form of proxy for our 2002 annual meeting of shareholders ("2002 Proxy Materials") a shareholder proposal and statement in support ("Proposal") that was submitted to us by Trillium Asset Management ("Proponent") on behalf of its client, Marcia C. Peters. Boise Cascade believes the proposal may be rightfully excluded under SEC Rules 14a-8(b) and 14a-8(f). Pursuant to SEC Rule 14a-8(j), we are notifying you of our intent to exclude the proposal, and we respectfully request that the staff of the Division of Corporation Finance ("Staff") concur in our conclusion that the Proposal may rightfully be excluded for the reasons below.

Proponent has failed to demonstrate continuous ownership, for a one-year period prior to submitting the Proposal, of the required amount of Boise Cascade Securities. Rule 14a-8(b) states that, in order to be eligible to submit a shareholder proposal, the shareholder must hold, and have held continuously for one year prior to making the proposal, $2000 in market value of the company's securities. If the shareholder is not a registered shareholder, it may submit as proof a written statement from the record holder of the securities verifying that, at the time of the proposal, it held the securities continuously for at least one year. If the shareholder fails to submit proof of ownership with the proposal, Rule 14a-8(f) requires the company to provide notice to the shareholder of the failure and inform the shareholder that it has 14 days to correct the failure. If the failure is not corrected, or cannot be corrected, the company may exclude the proposal and must notify the Commission of its intent to do so under Rule 14a-8(j).

The Proposal, made and received on November 2, 2001, did not include proof of Proponent's share ownership. Boise Cascade checked its records and found that Proponent was not a shareholder of record. Pursuant to Rule 14a-8(f), on November 6, 2001, Boise Cascade sent via first-class mail and e-mail a notice to Proponent of the requirement to prove ownership. The notice was mailed within 14 days of receiving the proposal and informed Proponent that it had 14 days to respond.

On November 16, 2001, Boise Cascade received via fax a letter from Proponent that included as attachments letters from two brokers regarding Proponent's ownership of Boise Cascade shares. One letter, from Schwab Institutional, confirmed that 1000 [sic – Proponent only claims to own 100 shares] Boise Cascade shares were transferred on February 12, 2001, to Marcia C. Peters' account. The second letter, from Fleet Investment Services Group, was dated November 16, 20001 [sic], and indicated that as of November 16, 2000 [sic], Fleet National Bank holds 1000 [sic] shares of Boise Cascade as custodian for Trillium Asset Management. Since this letter appeared to have a number of typographical errors, and clearly did not serve to prove that Proponent owned the requisite shares as of the Proposal date, we sought clarification from Fleet and Proponent. In a phone conversation on November 20, 2001, Marilyn Iapicca, Vice President of Fleet Investment Services Group, indicated that on November 16, 2000, Proponent had purchased 100 shares of Boise Cascade. Those shares were subsequently transferred, at Proponent's request, to Schwab Institutional on February 12, 2001. This was confirmed in a second letter from Fleet Investment Services Group, dated November 16, 2001, forwarded November 20, 2001, via fax by Proponent to Boise Cascade.

It therefore appears that Proponent acquired the shares on November 16, 2000, and held them with various brokers through the Proposal date of November 2, 2001. This holding period fails to qualify under Rule 14a-8(b), which requires that the shares be held "for at least one year by the date [Proponent] submit[s] the proposal."

Since Proponent clearly fails to meet the minimum standards established under Rule 14a-8(b), we respectfully request that the Staff confirm that it will not recommend any enforcement action to the SEC if Boise Cascade excludes Proponent's proposal from its 2002 Proxy Statement.

As required by Rule 14a-8(j), we have enclosed six copies of this letter and its attachments. We are also sending an additional copy to Proponent today. We intend to file our definitive 2002 Proxy Materials with the Commission the week of March 11, 2002; this letter is submitted, therefore, more than 80 days prior to our filing.

Should the Staff disagree with our conclusions, we respectfully request an opportunity to confer with you on the issue prior to issuance of your opinion. We would also be happy to provide any additional information the Staff might find helpful in making its decision. Please do not hesitate to contact us if you have any questions.

Very truly yours,



Karen E. Gowland

KEG/mf

Enclosures

cc: Simon Billenness
George Harad
John Holleran

Trillium
ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 *fax* 617-482-6179 *toll-free* 800-548-5684

VIA FAX AND OVERNIGHT MAIL

November 2, 2001

Mr. George Harad
Chairman and Chief Executive Officer
Boise Cascade
1111 West Jefferson Street
Boise, ID 83728

Dear Mr. Harad:

I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution requesting that the Board of Directors review Boise Cascade's logging and distribution of old-growth wood and issue by October 2002 a report, prepared at reasonable cost and omitting proprietary information, which would detail the steps required to end its trade in old growth wood entirely.

I hereby submit this resolution for inclusion in the proxy statement in accordance with Rule 14a8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Trillium Asset Management Corporation represents the beneficial owner of 100 shares of common stock who has held those shares for one year. We will forward shortly a letter from our client, Ms. Marcia C. Peters, specifically authorizing Trillium Asset Management to file the shareholder resolution, along with documentation verifying her ownership of the shares.

Please contact me at (617) 423-6655, x225 if you have any questions regarding this shareholder resolution.

Sincerely,



Simon Billenness
Senior Analyst

Cc: Ms. Karen E. Gowland
Vice President and Corporate Secretary
Boise Cascade
1111 West Jefferson Street
Boise, ID 83728

WHEREAS:

Old growth forests are the remnants of the world's original forests. While these forests cover less than 5% of the earth's surface, they are home to nearly 50% of the world's species. Old growth forests store extensive amounts of carbon and are therefore critical to moderating the effects of climate change. Old growth forests are home to more than 200 million indigenous people worldwide. Less than 20% of the world's old growth forests remain;

By participating in the markets for old growth timber, Boise Cascade is contributing to the needless destruction of these irreplaceable ecosystems. Boise Cascade logs old growth forests in the United States, and distributes wood products from endangered, old growth forests from throughout Canada, Central and South America, and Southeast Asia. Our company sells significant amounts of old growth timber despite ample supplies of second growth and plantation wood that would make reliance on old growth timber unnecessary;

There exists considerable public support for old growth forest preservation. The *Los Angeles Times* reported in April 2001 that 9 out of 10 Americans want to preserve remaining wilderness areas; another poll reported in July 2001 by the *Portland Oregonian* shows that seventy-five percent of residents in the Pacific Northwest want an end to all old growth logging. Most importantly, more than four hundred companies—including many of our company's largest customers—have pledged to eliminate all sales of wood from endangered, old growth forests. Many of our customers have questioned our company's reticence in pledging to eliminate old growth activities.

Boise Cascade is currently the target of a concerted public campaign that has brought unfavorable attention to our company's logging practices. Full-page advertisements in the *New York Times* have condemned our company's operations; other demonstrations with high-profile celebrities such as Bonnie Raitt, the Dave Matthews Band, and Martin Sheen have garnered additional critical media coverage.

Boise Cascade's business and reputation as a good corporate citizen remain at risk until our company implements an effective policy of eliminating the logging and distribution of old growth wood.

RESOLVED: Shareholders request the Board of Directors to review Boise Cascade's logging and distribution of old-growth wood and issue by October 2002 a report, prepared at reasonable cost and omitting proprietary information, which would detail the steps required to end its trade in old growth wood entirely.

SUPPORTING STATEMENT

We suggest that the requested report contain a list of products sold by Boise Cascade that are derived from old growth forests, detail which old growth forests are currently affected by our company's operations, include an action plan with a timeline to phase out all old growth logging and distribution within 12 months, and include a program to educate our company's employees, suppliers, and customers to insure successful implementation of this policy.

We believe that Boise Cascade can gain competitive advantage and build brand name in the marketplace by completely phasing out the logging and distribution of old growth woods.



8

Boise Cascade Corporation

Legal Department
1111 W. Jefferson Street
P.O. Box 50
Boise, Idaho 83728-0001
208/384-7732
Fax: 208/384-6566
Karen_Gowland@bc.com

Karen Gowland
Vice President,
Associate General Counsel,
and Corporate Secretary

November 6, 2001

Simon Billenness
Senior Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809

Subject: Proposed Shareholder Resolution

Dear Mr. Billenness:

I have received your letter of November 2, 2001, along with your proposal on behalf of Ms. Marcia C. Peters, requesting review of Boise Cascade's "logging and distribution of old-growth wood." I understand that you would like Boise Cascade to include this proposal in its 2002 Proxy Statement.

As you are aware, SEC Rule 14a-8 requires that persons who wish to make shareholder proposals own shares in an amount that exceeds $2000.00 in value, or 1% of the outstanding shares of the corporation, for one year previous to the proposal and through the period of the proxy vote. Boise Cascade has been unable to verify through its own records the amount or length of time you or your client have owned Boise Cascade stock. If you have not already done so, we ask that you submit verification of the amount and length of time of your or your client's ownership of Boise Cascade stock. Please send the verification to my attention at the above address. Your response must be postmarked or transmitted electronically no later than 14 days from receipt of this notification, or your proposal may be excluded from the proxy statement under SEC Rule 14a-8(f).

I have not yet had the opportunity to review your proposal in detail. I will be in touch with you again once I have done so.

Very truly yours,

Karen E. Gowland

mf11105a Trillium proposal



Trillium ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 *fax* 617-482-6179 *toll-free* 800-548-5684

Investing for a Better World

VIA FAX AND OVERNIGHT MAIL

RECEIVED
NOV 19 2001
LEGAL DEPARTMENT

November 16, 2001

Ms. Karen Gowland
Vice President, Associate General Counsel and Corporate Secretary
Legal Department
Boise Cascade
1111 W. Jefferson Street
Boise, ID 83728-0001

Dear Ms. Gowland:

Further to my letter of November 2, and replying to your letter of November 6, I enclose a letter from client, Ms. Marcia C. Peters, specifically authorizing Trillium Asset Management Corporation to file the shareholder resolution at Boise Cascade, along with documentation verifying our client's ownership of the requisite number of shares.

I have now provided all the relevant information and documentation according to the rules and regulations of the Securities & Exchange Commission for the filing of the shareholder resolution that I submitted. I trust that it will be included in the proxy statement and considered for action by the shareholders at the next annual meeting in accordance with Rule 14a8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Sincerely,

Simon Billenness
Senior Analyst

encl.

MARCIA C. PETERS

November 5, 2001

Mr. Simon Billenness
Senior Analyst
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Dear Mr. Billenness:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at Boise Cascade. The resolution requests that the Board of Directors review Boise Cascade's logging and distribution of old-growth wood and issue by October 2002 a report, prepared at reasonable cost and omitting proprietary information, which would detail the steps required to end its trade in old growth wood entirely.

I am the beneficial owner of 100 shares of Boise Cascade common stock that I have held for one year. I intend to hold the aforementioned 100 shares of stock through the date of Boise Cascade's annual meeting in 2002.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Very truly yours,



Marcia C. Peters
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111


Schwab
INSTITUTIONAL

November 16, 2001

Mary Ellen Denis
Trillium Asset Management
711 Atlantic Avenue
Boston MA 02111-2809

Re: Boise Cascade Corp

Dear Mary Ellen:

This letter is written to confirm that 1000 shares of Boise Cascade Corp was transferred on February 12, 2001 to Marcia C Peters' Charles Schwab Account Number 7055-5355.

This letter also serves as confirmation that Marcia C Peters is the beneficial owner of the above referenced stock.

If you have any questions or concerns, please feel free to contact me at 1-888-333-8563.

Sincerely,

Michelle

Michelle Mason-Danglade
Services for Investment Managers



Investment Services Group

Institutional Custody Services
Mail Stop: MA DE 10305A
One Federal Street
Boston, MA 02110
617 346.5452 tel

November 16, 20001

To Whom It May Concern

Re: Boise Cascade

This letter is to confirm that as of November 16, 2000 Fleet National Bank holds, as Custodian for Trillium Asset Management accounts, 1000 shares of Boise Cascade for account No. 68940. This position in Boise Cascade has been held for at least one year.

The shares are held at the Depository Trust Company under the nominee name of Cede & Co. This letter serves as confirmation that Marcia Peters is the beneficial owner of the above-referenced stock.

Sincerely,

Marilyn Iapicca
Vice President



Fleet

Investment Services Group

Institutional Custody Services
Mail Stop: MA DE 10305A
One Federal Street
Boston, MA 02110
617 346.5452 tel

November 16, 2001

Trillium Asset Management
711 Atlantic Ave.
4th Floor
Boston, MA 02111

To Whom It May Concern:

This letter is to confirm that on November 16, 2000 , Marcia C. Peters (Custody account number 0006984070) bought 100 shares in Boise Cascade Co, and that this investment transferred with the custody of this account to Charles Schwab on February 12, 2000.

This letter also serves as confirmation that as of the transfer date of this account Marcia C. Peters was the beneficial owner of the above referenced stock.

Sincerely,



Christine McCullough
Trust Officer



Boise Cascade Corporation

Legal Department
1111 W. Jefferson Street
P.O. Box 50
Boise, Idaho 83728-0001
208/384-7732
Fax: 208/384-6566
Karen_Gowland@bc.com

Karen Gowland
Vice President,
Associate General Counsel,
and Corporate Secretary

November 20, 2001

Simon Billenness
Senior Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809

Subject: Shareholder Proposal on behalf of Marcia Peters

Dear Mr. Billenness:

This letter is to inform you that Boise Cascade Corporation will not be including in our proxy statement the shareholder resolution you submitted on behalf of your client, Ms. Marcia C. Peters.

Securities and Exchange Commission Rule 14a-8(b)(1) states that, in order to be eligible to submit a proposal, the shareholder must hold the required number of shares "for at least one year by the date you submit the proposal." Your proposal was submitted on November 2, 2001. The letter from Fleet Investment Services Group, which you faxed to us on November 20, 2001, indicates that Ms. Peters first acquired Boise Cascade shares on November 16, 2000. We confirmed this acquisition date in a phone conversation with Marilyn Iapicca, Vice President of Fleet Investment Services Group. Since Ms. Peters has not held Boise Cascade shares for the requisite period, she is ineligible to submit a shareholder proposal, and her proposal will not be included in our proxy statement.

Although the proposal will not be included the proxy statement, we do appreciate your interest in Boise Cascade's policies. We are always open to a conversation on our forest stewardship practices, and we welcome you to contact us if you have further inquiries.

Very truly yours,



Karen E. Gowland

KEG/mf

cc: George Harad

mf11120 Trillium proposal.doc

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Boise Cascade Corporation
Incoming letter dated December 20, 2001

The proposal relates to the company's logging and distribution of old-growth wood.

There appears to be some basis for your view that Boise Cascade may exclude the proposal under rule 14a-8(f). We note, however, that Boise Cascade failed to inform the proponent that she had to provide a statement from the record holder of her securities evidencing continuous beneficial ownership of $2,000 or 1% of Boise Cascade's voting securities, for at least one year by the date that she submitted the proposal. Accordingly, unless the proponent provides Boise Cascade with appropriate documentary support of ownership for the required period within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boise Cascade omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Maryse Mills-Apenteng
Attorney-Advisor